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TABLE OF CONTENTS

As Filed: November 17, 2003

SEC File No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

THE SCO GROUP, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	87-0662823 (I.R.S. Employer Identification No.)

355 South 520 West, Suite 100
Lindon, Utah 84042
(801) 765-4999
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Darl C. McBride
President and Chief Executive Officer
355 South 520 West, Suite 100
Lindon, Utah 84042
(801) 765-4999
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Nolan S. Taylor, Esq.
DORSEY & WHITNEY LLP
170 South Main Street, Suite 900
Salt Lake City, Utah 84101-1655
Telephone: (801) 933-7360
Facsimile: (801) 933-7373

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.

        If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common stock, $0.001 par value per share	3,850,000	$14.73	$56,595,000	$4,579

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers such additional number of shares of common stock as may become issuable under any stock split, stock divided or similar transactions.

(2)
Estimated based upon the average of the high and low sales prices of the Registrant's common stock on November 12, 2003, as reported by the Nasdaq SmallCap Market, pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

(Subject to completion: Dated NOVEMBER 17, 2003)

PRELIMINARY PROSPECTUS

THE SCO GROUP, INC.

3,850,000 Shares of Common Stock

        This prospectus relates to the public offering or distribution, which is not being underwritten, of up to 3,850,000 shares of common stock, par value $0.001 per share, of The SCO Group, Inc. by the selling stockholders described herein. The price at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale or distribution of the common stock by the selling stockholders.

        Our common stock is quoted on the Nasdaq SmallCap Market under the trading symbol "SCOX." On November 12, 2003, the last price for our common stock, as reported by the Nasdaq SmallCap Market, was $14.73.

        The shares of common stock offered or sold under this prospectus involve a high degree of risk. You should carefully consider the risk factors beginning on page 4 of this prospectus before purchasing any of the shares of common stock offered under this prospectus.

        The shares of common stock may be sold through broker-dealers or in privately negotiated transactions in which commissions and other fees may be charged. These fees, if any, will be paid by the selling stockholders. The SCO Group, Inc. has no agreement with a broker-dealer with respect to these shares and is unable to estimate the commissions that may be paid in any given transaction.

        Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2003.

SUMMARY

        This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus, including the risks discussed under the caption "Risk Factors" and the information incorporated by reference from our periodic reports, for important information regarding our company and our common stock before making the decision to invest.

The SCO Group, Inc.

        The SCO Group, Inc. was originally incorporated as Caldera Systems, Inc. ("Caldera Systems"), a Utah corporation, on August 21, 1998, and reincorporated as a Delaware corporation on March 6, 2000. In March 2000, Caldera Systems completed an initial public offering of its common stock.

        On May 7, 2001, Caldera International, Inc. ("Caldera") was formed as a holding company to own Caldera Systems and to acquire substantially all of the assets, liabilities and operations of the server and professional services groups of Tarantella, Inc. ("Tarantella"), formerly The Santa Cruz Operation, Inc., pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of August 1, 2000, as amended. Under the Reorganization Agreement, Caldera acquired the tangible and intangible assets used in the server and professional services groups, including all of the capital stock of certain Tarantella subsidiaries. In connection with the formation of Caldera, Caldera Systems became a wholly-owned subsidiary of Caldera. All shares of Caldera Systems' common stock, as well as options to purchase shares of Caldera Systems' common stock, were converted into the same number of shares of common stock of Caldera and options to purchase shares of common stock of Caldera.

        The acquired operations from Tarantella developed and marketed server software related to networked business computing and were one of the leading providers of UNIX server operating systems. In addition, these operations provided professional services related to implementing and maintaining UNIX system software products and included intellectual property rights related to the UNIX source code. The acquisition provided us with international offices and a distribution channel with resellers throughout the world. Subsequent to this acquisition, we have primarily sold UNIX based products and services.

        On May 16, 2003, Caldera's stockholders approved an amendment to its certificate of incorporation that changed its name to The SCO Group, Inc. As The SCO Group, our business focuses on marketing reliable, cost-effective UNIX software products and related services and developing web services for the small to medium business market. We are pursuing a strategy to provide a common framework for the integration of internet applications (web services) and server based applications called SCOx. In addition to SCOx, we implemented our SCOsource initiative in January 2003 to review and enforce our intellectual property rights surrounding the UNIX operating system. In March 2003, we filed a lawsuit against IBM as part of this initiative.

        We will continue to market SCO OpenServer and SCO UnixWare products and sell these products and related services to customers through an indirect, leveraged worldwide channel of partners, which includes distributors and solution providers. This worldwide distribution channel locally supports customers and resellers with minor modifications that fit their particular country's needs.

        We have several active subsidiaries, including SCO Operations, Inc., a wholly-owned subsidiary through which we conduct most of our United States operations. Other wholly-owned subsidiaries are based in Japan, Italy, Germany, France, Ireland, the United Kingdom, Korea, and Canada. We also have a minority interest in a Chinese company. Unless the context otherwise requires, when used herein, the terms "we," "us," "our," "The SCO Group," or the "Company" refers to The SCO Group, Inc. and its subsidiaries.

        Our principal executive offices are located at 355 South 520 West, Suite 100, Lindon, Utah 84042. Our telephone number at that location is (801) 765-4999.

RISK FACTORS

        Our business is subject to a number of risks, some of which are discussed below. Other risks are presented elsewhere in this prospectus and in the information incorporated by reference into this prospectus. Before deciding to invest in our company or to maintain or increase your investment, you should carefully consider the risks described below, in addition to the other information contained in this prospectus, our Annual Report on Form 10-K, our Quarterly Reports on 10-Q; and in our other filings with the Commission, including any subsequent reports filed on Forms 10-K, 10-Q and 8-K. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business and results of operations. If any of these risks actually occur, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

Risks Related to the Business

We do not have a history of profitable operations.

        The July 31, 2003 quarter was only our second quarter of profitability and resulted from revenue we received from our SCOsource licensing initiative. If we do not receive SCOsource licensing revenue in future quarters and our revenue from the sale of our operating system platform products and services declines, we will need to further reduce operating expenses to maintain profitability or generate positive cash flow. In our quarterly results of operations, we recognize revenue from agreements for support and maintenance contracts and other long-term contracts that have been previously invoiced and are included in deferred revenue. Our deferred revenue balance has declined from $10.1 million as of October 31, 2002 to $6.8 million as of July 31, 2003. Our future operating system platform revenue may be adversely impacted and may continue to decline if we are unable to replenish these deferred revenue balances with long-term maintenance and support contracts or replace them with other sustainable revenue streams. If we are unable to continue to generate positive cash flow and profitable operations, our operations will be adversely impacted.

Our future SCOsource licensing revenue is uncertain.

        We initiated the SCOsource licensing effort in January 2003 to review the status of UNIX licensing and sublicensing agreements and to identify others in the industry that may be currently using our intellectual property without obtaining the necessary licenses. This effort resulted in the execution of two license agreements during the quarter ended April 30, 2003, and the receipt of additional license fees from these two contracts during the July 31, 2003 and October 31, 2003 quarters. Due to a lack of historical experience and the uncertainties related to SCOsource licensing revenue, we are unable to estimate the amount and timing of future SCOsource licensing revenue, if any. If we do receive revenue from this source, it may be sporadic and fluctuate from quarter to quarter. Given the unauthorized use of our UNIX code and derivatives and the resultant litigation, it is difficult to predict if our SCOsource initiative will produce stable, predictable revenue for the foreseeable future, and to what degree. The success of this initiative in part may depend on the strength of our intellectual property rights and contractual claims regarding UNIX including, the strength of our claim that unauthorized UNIX System V source code and derivatives are prevalent in Linux.

We may not prevail in our efforts to enforce our intellectual property rights, and unintended consequences of asserting our intellectual property rights may adversely affect our business.

        On or about March 6, 2003, we filed a complaint against IBM alleging breach of contract, misappropriation of trade secrets, tortious interference, and unfair competition. The complaint centers on IBM's activities regarding the UNIX operating system that underlies our UNIX-based operating systems and IBM's AIX UNIX-based operating system. The complaint alleges that IBM obtained information concerning the UNIX source code from us and inappropriately used and distributed that information in connection with its efforts to promote the Linux operating system.

        On or about June 16, 2003, we filed an amended complaint in the IBM case. The amended complaint essentially restates and realleges the allegations of the original complaint and expands on those claims in several ways. Most importantly, the amended complaint raises new allegations regarding IBM's actions and breaches through the products and services of Sequent, which IBM acquired. We allege that IBM breached the Sequent agreement in several ways similar to those set forth above and we are seeking damages flowing from those breaches. We are also seeking injunctive relief on several of our claims.

        IBM has filed a response and counter claim to the complaint, including a demand for jury trial. The discovery process of the action has commenced. The action has been removed from Utah Third District State Court and is currently pending in the Federal District Court for the District of Utah. We have filed an answer to the IBM counterclaim.

        In its counter claim, as amended September 25, 2003, IBM asserts that we do not have the right to terminate its UNIX license or assert claims based on our ownership of UNIX intellectual property against them or others in the Linux community. In addition, IBM asserts that we have breached the GNU General Public License and have infringed on certain patents held by IBM. IBM's counter claims include claims for breach of contract, violation of the Lanham Act, unfair competition, intentional interference with prospective economic relations, unfair and deceptive trade practices, promissory estoppel, copyright infringement and patent infringement. We intend to vigorously defend against these counter claims.

        In addition, we have publicly, and in individual letters to 1,500 of the world's largest corporations, cautioned users of Linux that there are unresolved intellectual property issues surrounding Linux that may expose them to unanticipated liability. As a result of these concerns, we have suspended our sales of Linux products.

        If we do not prevail in our action against IBM, or if IBM is successful in its counter claim against us, our business and results of operations could be materially harmed. The litigation with IBM and others could be costly, and our costs for legal fees may be substantial and in excess of amounts for which we have budgeted. In addition, we may experience a decrease in revenue as a result of the loss of sales of Linux products and initiatives previously undertaken jointly with IBM and others affiliated with IBM or sympathetic to the Linux movement. We are informed that participants in the Linux industry have attempted to influence participants in the markets in which we sell our products to reduce or eliminate the amount of our products and services that they purchase. They have been somewhat successful in those efforts and similar efforts and success will likely continue. There is also a risk that the assertion of our intellectual property rights will be negatively viewed by participants in our marketplace and we may lose support from such participants. Any of the foregoing could adversely affect our position in the marketplace and our results of operations.

        As a result of our assertion of our intellectual property rights, we have been subjected to several denial of service attacks on our website which prevented web users from accessing our website and doing business with us for a period of time. If such attacks continue or if our customers and strategic partners are also subjected to similar attacks, our business and results of operations could be materially harmed.

Our assertions surrounding our UNIX intellectual property may subject us to additional legal proceedings.

        On or about August 4, 2003, Red Hat Inc. filed a complaint against us that is currently pending in the United States District Court for the District of Delaware. Red Hat has asserted that the Linux operating system does not infringe on our UNIX intellectual property rights and seeks a declaratory judgment for non-infringement of copyrights and no misappropriation of trade secrets. In addition, Red Hat claims we have engaged in false advertising in violation of the Lanham Act, deceptive trade practices, unfair competition, tortious interference with prospective business opportunities, and trade libel and disparagement. Red Hat also announced it was contributing $1 million to establish the Open Source Now fund to help pay the costs of Linux companies involved in legal action with us, and encouraged other participants in the Linux community to make contributions. We have filed a motion to dismiss the Red Hat complaint, asserting that Red Hat lacks standing and that no case or controversy exists on which to base a declaratory judgment. If Red Hat is successful in its claim against us, our business and results of operations could be materially harmed.

        The Australian Competition and Consumer Commission (the "ACCC") has contacted us regarding complaints it has received regarding our intellectual property claims and our statements regarding the need for commercial Linux users to obtain a UNIX license. The ACCC further informed us that it has not made any decision to pursue the complaints it has received or determined what, if any, action it will take. We have hired counsel in Australia and responded to the ACCC's request for information.

        Several entities in Germany have obtained temporary restraining orders in Germany precluding our German subsidiary, SCO GmbH, from making statements in Germany that, in substance, disparage Linux, or entities involved in the Linux industry, or implicate Linux as infringing our intellectual property rights. SCO GmbH has received an administrative fine of 10,000 Euro for a technical violation of one of the temporary restraining orders. We are negotiating with the various claimants in Germany over the temporary restraining orders. Informal complaints similar to those raised in Germany have been received from companies in Austria and Poland. We have responded to those complaints. It is not known if those complainants will take future action.

        In addition to these above-mentioned actions, other regulators or others in the Linux community may initiate legal actions against us, all of which may negatively impact our operations or future operating performance.

If our SCO branding effort is not accepted or causes market confusion, our business may be adversely affected.

        We recently launched a rebranding effort for our products and services as well as our corporate image. On May 16, 2003, our stockholders approved the change of our corporate name to The SCO Group, Inc. Prior to our name change, we renamed our UNIX products and services using the SCO trademark to draw on this strong brand recognition. We acquired the rights to use this trademark in May 2001 from Tarantella in connection with our acquisition of certain Tarantella assets and operations. If the rebranding effort is not accepted by our resellers or customers of our products and services, if the rebranding efforts cause confusion, or if there are negative connotations associated with the trademark that we cannot successfully address, our business may be adversely affected.

If our recently launched products and services are not accepted in the marketplace, our business may be adversely affected.

        In January 2003, we announced SCOsource, our intellectual property licensing initiative, and in April 2003, we announced SCOx, our web services strategy. In addition, we have recently released new versions of our SCO OpenServer and SCO UnixWare operating systems. If our resellers or customers do not accept these initiatives or product enhancements, if the products fail to perform as expected, or if revenue from these initiatives is below our expectations, our business will be adversely affected.

Fluctuations in our operating results or the failure of our operating results to meet the expectations of public market analysts and investors may negatively impact our stock price.

        Fluctuations in our quarterly operating results or our failure to meet the expectations of analysts or investors, even in the short-term, could cause our stock price to decline. Because of the potential for significant fluctuations in our SCOsource revenue in any particular period, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance.

        Factors that may affect our quarterly results include:

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  our ability to successfully negotiate and complete licensing and other agreements related to our intellectual property and the direct and indirect costs of completing such licensing and other agreements;

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  the unauthorized use of our UNIX code and derivatives by others to compete with us;

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  the interest level of resellers in recommending our UNIX business solutions to end users;

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  the introduction, development, timing, competitive pricing and market acceptance of our products and services and those of our competitors;

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  changes in general economic conditions, such as recessions, that could affect capital expenditures and recruiting efforts in the software industry;

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  changes to, or developments in, our on-going litigation with IBM and Red Hat concerning our UNIX intellectual property;

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  changes in business attitudes toward UNIX as a viable operating system compared to other competing systems; and

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  changes in attitudes of customers due to our aggressive position against the inclusion of our UNIX code in Linux.

        We also experience fluctuations in operating results in interim periods in Europe and the Asia Pacific regions due to seasonal slowdowns and economic conditions in these areas. Seasonal slowdowns in these regions typically occur during the summer months.

        As a result of the factors listed above and elsewhere, it is possible that our results of operations may be below the expectations of public market analysts and investors in any particular period. This could cause our stock price to decline. If revenue falls below our expectations and we are unable to quickly reduce our spending in response, our operating results will be lower than expected. Our stock price may fall in response to these events.

We rely on our indirect sales channel for distribution of our products, and any disruption of our channel at any level could adversely affect the sales of our products.

        We have a two-tiered distribution channel. The relationships we have developed with resellers allow us to offer our products and services to a much larger customer base than we would otherwise be able to reach through our own direct sales and marketing efforts. Some electronic solution providers also purchase solutions through our resellers, and we anticipate they will continue to do so as we expand our product offerings. Because we usually sell indirectly through resellers, we cannot control the relationships through which solution providers or equipment integrators purchase our products. In turn, we do not control the presentation of our products to end-users. Therefore, our sales could be affected by disruptions in the relationships between us and our resellers, between our resellers and electronic solution providers, or between electronic solution providers and end users. Also, resellers and electronic solution providers may choose not to emphasize our products to their customers. Any of these occurrences could diminish the effectiveness of our distribution channel and lead to decreased sales of our products and services.

If the market for UNIX continues to contract, it may adversely affect our business.

        Our revenue from the sale of UNIX-based products has declined over the last eight quarters. This decrease in revenue has been attributable to the worldwide economic slowdown, lower information technology spending, and increased competitive pressures from alternative operating systems. As explained elsewhere in this filing, we claim that much of this competition is in violation of our contractual and intellectual property rights. If the demand for UNIX-based products continues to decline, and we are unable to develop new products and services that successfully address a market demand, our business will be adversely affected.

We operate in a highly competitive market and face significant competition from a variety of current and potential sources: many of our current and potential competitors have greater financial and technical resources than we do; thus, we may fail to compete effectively.

        In the UNIX operating system market, our competitors include IBM, Microsoft, Hewlett Packard and Sun. These and other competitors are aggressively pursuing the current UNIX operating system market. These competitors have access to greater resources than we do. The major competitive alternatives to our UNIX products are Microsoft's NT and Linux. While we believe that our server products retain a competitive advantage in a number of targeted application areas, the expansion of Microsoft's and our other competitors' offerings may restrict the overall market available for our server products, including some markets where we have been successful in the past.

Our competitive position could decline if we are unable to obtain additional financing.

        We recently completed the private placement of $50 million of our Series A Convertible Preferred Stock, for which we received approximately $47.8 million in net proceeds. However, if this additional capital is not sufficient to fund the expansion of our business, support operations, fund litigation expenses, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements, we may need to raise additional capital. We cannot assure you that additional funding will be available to us in amounts or on terms acceptable to us.

Our foreign-based operations and sales create special problems, including the imposition of governmental controls and fluctuations in currency exchange rates that could hurt our results.

        We have foreign operations, including development facilities, sales personnel and customer support operations in Europe, Latin America and Asia. These foreign operations are subject to certain inherent risks, including:

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  potential loss of developed technology through piracy, misappropriation, or more lenient laws regarding intellectual property protection;

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  imposition of governmental controls, including trade restrictions and other tax requirements;

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  fluctuations in currency exchange rates and economic instability;

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  longer payment cycles for sales in foreign countries;

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  seasonal reductions in business activity; and

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  political unrest, particularly in areas where we have facilities.

        In addition, certain of our operating expenses are denominated in local currencies, creating risk of foreign currency translation losses that could harm our financial results and cash flows. When we generate profits in foreign countries, our effective income tax rate is increased, even though we generate consolidated net losses.

        In Latin America and Asia in particular, several countries have suffered and may be especially susceptible to recessions and economic instability which may lead to increased governmental ownership or regulation of the economy, higher interest rates, increased barriers to entry such as higher tariffs and taxes, and reduced demand for goods manufactured in the United States, resulting in lower revenue.

The impact of domestic and global economic conditions may continue to adversely impact our operations.

        During the last several quarters the U.S. and European economies have experienced an economic slowdown that has affected the purchasing habits of many consumers across many industries and across many geographies. This has caused the delay, or even cancellation of technology purchases. The ultimate impact of the slowdown in the United States and Europe is difficult to predict, but it has contributed, together with the unauthorized use of our UNIX code, to decreased sales of our products, longer sales cycles and lower prices. If the economic slowdown and the unauthorized use of our UNIX code continue, our revenue and results of operations may continue to be lower than expected. In addition, the slowdown may also affect the end-user market making it more difficult for our reseller channel to sell our products.

If we are unable to retain key personnel in an intensely competitive environment, our operations could be adversely affected.

        We will need to retain our management, technical, and support personnel. Competition for qualified professionals in the software industry is intense, and departures of existing personnel could be disruptive to our business and could result in the departure of other employees. The loss or departure of any officers or key employees could harm our ability to implement our business plan and could adversely affect our operations. Our future success depends to a significant extent on the continued service and coordination of our management team, particularly Darl C. McBride, our President and Chief Executive Officer. We do not maintain key person insurance for any member of our management team.

General Risks Relating to this Offering

Our stock price is volatile.

        The trading price for our common stock has been volatile, ranging from a sales price of $1.09 in mid-February 2003, to a sales price of over $22.00 per share in October 2003, to a sales price of $14.73 in November 2003. The price has changed dramatically over short periods with increases and decreases of over 25 percent in a single day. We believe that the changes in our stock price are affected by changing public perceptions concerning the strength of our intellectual property claims and other factors beyond our control. Public perception can change quickly and without any change or development in the underlying facts. An investment in our stock is subject to such volatility and, consequently, is subject to significant risk.

This offering may have an adverse impact on the market value of our stock.

        This prospectus relates to the sale or distribution of up to 3,850,000 shares of common stock by the selling stockholders. We will not receive any proceeds from these sales and have prepared this prospectus in order to meet our contractual obligations to the selling stockholders. The shares subject to this prospectus represent approximately 28 percent of our issued and outstanding common stock as of October 31, 2003. The sale of this block of stock, or even the possibility of its sale, may adversely affect the trading market for our common stock and reduce the price available in that market.

Risks associated with the potential exercise of our options outstanding.

        As of October 31, 2003, we have issued and outstanding options to purchase up to 3,629,568 shares of common stock with exercise prices ranging from $0.66 to $28.00 per share. The existence of such rights to acquire common stock at fixed prices may prove a hindrance to our efforts to raise future equity and debt funding, and the exercise of such rights will dilute the percentage ownership interest of our stockholders and may dilute the value of their ownership. The possible future sale of shares issuable on the exercise of outstanding options could adversely affect the prevailing market price for our common stock. Further, the holders of the outstanding rights may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us.

Our private placement and this offering may adversely impact the holders of our common stock.

        This prospectus relates to the sale or distribution by the selling stockholders of up to 3,850,000 shares of common stock issuable by us upon conversion of shares of our nonvoting Series A Convertible Preferred Stock, including shares of Series A Convertible Preferred Stock issued in our private placement and shares that may be issued to the selling stockholders as accrued dividends. We will not receive any of the proceeds from these sales and have prepared this prospectus to meet our contractual obligations to the selling stockholders. The shares of common stock subject to this prospectus will, upon issuance, dilute the equity ownership percentage of the holders of our common stock. The market price of our common stock also could decline as a result of a large number of shares of our common stock in the market, or the perception that such sales could occur.

The holders of shares of Series A Convertible Preferred Stock have preferential rights upon liquidation that could adversely affect the holders of our common stock.

        If the selling stockholders choose not to convert shares of Series A Convertible Preferred Stock, then, as holders of shares of Series A Convertible Preferred Stock, among other rights, they will be entitled to receive a preferential distribution of our assets prior to any distribution to our holders of common stock upon a liquidation, dissolution, winding up or other change in control transaction in which we sell all or substantially all our assets or merge or consolidate or otherwise combine with another company or entity. Upon the occurrence of a liquidation event, the holders of Series A Convertible Preferred Stock will be entitled to receive the greater of:

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  the value of the shares of Series A Convertible Preferred Stock held by them determined by multiplying the closing sale price of our common stock on the Nasdaq SmallCap Market on the date of the liquidation event by the number of shares of common stock into which the preferred shares could be converted at the time of the liquidation event; or

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  up to $50 million, the aggregate purchase price paid by the selling stockholders for shares of Series A Convertible Preferred Stock in our private placement, plus eight percent of that amount less the amount of any dividends paid to the preferred stockholders in the calendar year in which the liquidation event occurs.

Depending on the amount of assets we have available for distribution to stockholders upon a liquidation event when shares of Series A Convertible Preferred Stock remain outstanding, we may be required to distribute all such assets or a portion of such assets that exceeds the preferred stockholders' pro rata ownership of our common stock assuming full conversion of their preferred shares into common stock, which could eliminate or limit the assets available for distribution to our common stockholders.

The rights of the selling stockholders as holders of shares of Series A Convertible Preferred Stock may prevent or make it more difficult for us to raise additional funds or take other significant company actions.

        The Certificate of Designation creating our Series A Convertible Preferred Stock requires us to obtain the approval of the holders of a majority of the then outstanding Series A Convertible Preferred Stock to take the following actions, among others:

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  change the rights, preferences or privileges of the Series A Convertible Preferred Stock or issue additional shares of Series A Convertible Preferred Stock;

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  create or issue any other securities that are senior or equal in rank to the Series A Convertible Preferred Stock;

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  create or issue any convertible securities having have floating conversion rate terms or a fixed conversion price below $16.93 or the closing sale price of our common stock on the Nasdaq SmallCap Market on the date of such issuance;

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  incur any indebtedness, subject to limited exceptions; or

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  sell or transfer any material asset or intellectual property to a third party.

        Additionally, the Certificate of Designation provides that the holders of our Series A Convertible Preferred Stock have a participation right entitling them to purchase their pro rata share of any future equity securities, or debt that is convertible into equity, on the same terms offered by us to other purchasers of such securities. This participation right, and the right to approve the company actions described above, may make it more difficult for management, our board of directors or our stockholders to raise capital in the future in either equity or debt financing transactions or to take other significant company actions. These provisions could also limit the price that some investors might be willing to pay for shares of our common stock in the future.

Our board of directors' right to authorize additional shares of preferred stock could adversely impact the rights of holders of our common stock.

        Our board of directors currently has the right, with respect to the 4,950,000 shares of our preferred stock not designated as Series A Convertible Preferred Stock, to authorize the issuance of one or more additional series of our preferred stock with such voting, dividend and other rights as our directors determine. The board of directors can designate new series of preferred stock without the approval of the holders of our common stock, subject to the approval rights of our holders of Series A Convertible Preferred Stock as described above. The rights of holders of our common stock may be adversely affected by the rights of any holders of additional shares of preferred stock that may be issued in the future, including without limitation further dilution of the equity ownership percentage of our holders of common stock and their voting power if we issue preferred stock with voting rights. Additionally, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock.

SPECIAL NOTE ABOUT FORWARD-LOOKING INFORMATION

        This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," "predict," "continue," "will" and "may" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management at the time they are made based on information currently available to management. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

RECENT DEVELOPMENTS

        During recent quarters, we have experienced a decline in our product and services revenue attributed to the worldwide economic slowdown, lower information technology spending and increased competition in the operating system market. However, as explained elsewhere in this filing, we believe that much of this competition is in violation of our contractual and intellectual property rights. We have implemented cost reduction measures to decrease personnel and excess facilities costs and have significantly reduced our overall operating expenses. These measures, combined with aggregate revenue of $15.53 million from our intellectual property rights licensing initiative, SCOsource, resulted in the first two profitable quarters in our history during the six months ended July 31, 2003. In addition, subsequent to July 31, 2003, Microsoft exercised an option it held to acquire a broader license to our UNIX source code resulting in a payment to us of $8 million.

        On October 16, 2003, we completed a $50 million private placement of 50,000 shares of our nonvoting Series A Convertible Preferred Stock and received net proceeds of approximately $47.8 million. The Series A Convertible Preferred Stock is convertible into shares of our common stock at an initial conversion price of $16.93 per common share. Additionally, among other rights and preferences, the Series A Convertible Preferred Stock will accrue cumulative dividends after the first anniversary of the closing of the private placement. The dividends, which must be paid quarterly, will accrue at a rate of 8 percent per annum, with annual increases of 2 percent per annum not to exceed a maximum annual rate of 12 percent. We have the flexibility to pay the dividends in cash or additional shares of Series A Convertible Preferred Stock, subject to certain limitations. Additionally, the dividends on the Series A Convertible Preferred Stock will be accrued for the difference in the stated dividend rate and 12% per annum. These additional dividends will reduce earnings available to common stockholders as incurred. We have filed this registration statement as part of our agreement to register the resale of the approximately 3,850,000 shares of common stock issuable on conversion of the Series A Convertible Preferred Stock issued in the private placement or that may be issued in paying accrued dividends.

        We anticipate recording a beneficial conversion feature related to the issuance of the Series A Convertible Preferred Stock in our private placement of approximately $8,741,000. The beneficial conversion feature represents the intrinsic value of the difference in the Series A conversion price and the closing market price of our common stock on October 16, 2003.

        We anticipate using the funds available to us from the foregoing transactions for our internet-based offerings under our SCOx initiative, to target vertical markets for our existing UNIX-based offerings, to expand our UNIX licensing program and provide migration options for Linux end users, to roll-out major upgrades for our UNIX-based operating systems and to protect our intellectual property rights. For additional information concerning the placement of the Series A Convertible Preferred Stock, the rights and preferences of the Series A Convertible Preferred Stock, the execution of the licensing agreement with Microsoft, and our plans for the application of proceeds, please see our report on Form 8-K dated October 17, 2003.

        During the course of the review of our intellectual property rights, we became concerned generally about the existence of UNIX source code in the Linux operating system. We have alleged that UNIX source code and unauthorized derivatives of UNIX source code are prevalent in Linux. In March 2003, we filed a complaint against IBM alleging, in part, that it had breached its license agreement with us by, among other things, inappropriately contributing UNIX source code and derivative works to the open source community and seeking to use its knowledge and methods with respect to UNIX source code and derivative works and modifications licensed to it to destroy the value of the UNIX operating system in favor of promoting the adoption by businesses of the Linux operating system, of which it has been a major backer. Based on these breaches, we terminated the license agreement we have with IBM that permitted the use of our UNIX source code in the development of IBM's AIX operating system. In May 2003, we sent letters to approximately 1,500 large corporations notifying them that the use of the Linux operating system may be a violation of our intellectual property rights.

        IBM has filed a response and counter claim to the complaint, including a demand for a jury trial. The discovery process of the action has commenced. The action has been removed from Utah Third District State Court and is currently pending in the Federal District Court for the District of Utah. We filed an answer to IBM's counterclaim.

        In its counter claim, as amended September 25, 2003, IBM asserts that we do not have the right to terminate its UNIX license or assert claims based on our ownership of UNIX intellectual property against them or others in the Linux community. In addition, they assert that we have breached the GNU General Public License and have infringed on certain patents held by IBM. Their counter claims include claims for breach of contract, violation of the Lanham Act, unfair competition, intentional interference with prospective economic relations, unfair and deceptive trade practices, promissory estoppel, copyright infringement, and patent infringement and seeks a declaratory judgment against us. We intend to vigorously defend against these counter claims.

        Subsequent to July 31, 2003, we terminated the UNIX license agreement we had with Sequent Computer Systems, Inc. ("Sequent") (which was previously acquired by IBM) based on similar breaches we had claimed against IBM. This license was the basis for Sequent's UNIX-based offering, the DYNIX/Ptx operating system.

        In August 2003, we were sued by Red Hat Inc., seeking, among other things, a declaratory judgment that Linux does not infringe on our intellectual property rights. We have filed a motion to dismiss the Red Hat complaint. The motion to dismiss asserts that Red Hat lacks standing and that no case or controversy exists on which to base a declaratory judgment.

        The success of our SCOsource licensing initiative, at least initially, will depend to a great extent on the perceived strength of our intellectual property and contractual claims and our willingness to enforce our rights. Many, particularly those in the open source community, dispute the allegations of infringement that we have made. While this SCOsource initiative has resulted in revenue of $15.53 million through July 31, 2003, and we continue negotiations with other industry participants that we believe may lead to additional SCOsource license agreements, we are currently unable to predict the amount or timing of future revenue from this source, if any.

        We have agreed to pay to Boies, Schiller & Flexner LLP and other firms representing us in the protection of our intellectual property rights $1 million and register the issuance, pursuant to an effective registration statement, to Boies, Schiller & Flexner by March 1, 2004 of 400,000 shares of our common stock. Subject to the registration statement covering such shares being declared effective by the Securities and Exchange Commission, we would issue such shares under our current equity incentive plans. As a result of the issuance of this consideration to Boies, Schiller & Flexner LLP and other firms, SCO anticipates recording an additional charge to earnings of approximately $8,956,000 in its fourth quarter that ended October 31, 2003. This $8,956,000 charge to earnings is comprised of non-cash expense of $7,956,000 related to the issuance of the 400,000 shares of common stock and $1,000,000 in cash expense. We also have agreed with Boies, Schiller & Flexner LLP and the other law firms to expand the scope of their representation to include representing us in the Red Hat litigation, defending us in IBM's counterclaim against us and representing us in other matters relating to the protection of our intellectual property.

        Under the terms of an Asset Acquisition Agreement (the "Vultus Agreement") dated June 6, 2003, the Company acquired substantially all of the assets of Vultus, Inc. ("Vultus"), a corporation engaged in the web services interface business, in exchange for the issuance of 167,590 shares of the Company's common stock, of which The Canopy Group ("Canopy"), the Company's principal stockholder, received 36,656 shares, and the assumption of approximately $215,000 in accrued liabilities of Vultus. In addition, the Company assumed the obligations of Vultus under two secured notes payable to Canopy totaling $1,073,000. In connection with the assumption of the notes payable to Canopy, Canopy agreed to accept the issuance of 137,684 shares of the Company's common stock in full satisfaction of the obligations. Canopy was a stockholder and significant debt holder of Vultus. The Company extended employment offers to most of the former employees of Vultus. Vultus is expected to be an integral part of the Company's web services strategy.

USE OF PROCEEDS

        The shares of common stock offered by this prospectus will be sold by the selling stockholders, and the selling stockholders will receive all of the proceeds from the sales of such shares. We will not receive any proceeds from the sale or distribution of the common stock by the selling stockholders.

SELLING STOCKHOLDERS

        The following table sets forth the names of the selling stockholders, the number of shares of common stock known by us to be beneficially owned by each of the selling stockholders as of October 31, 2003 (based on the selling stockholders' representations regarding their ownership) and the number of shares of common stock being registered for sale. The term "selling stockholder" or "selling stockholders" includes the stockholders listed below and their transferees, assignees, pledgees, donees or other successors. We are unable to determine the exact number of shares that will actually be sold because the selling stockholders may sell all or some of the shares and because we are not aware of any agreements, arrangements or understandings with respect to the sale of any of the shares. The following table assumes that the selling stockholders will sell all of the shares being offered for their account by this prospectus. The shares offered by this prospectus may be offered from time to time by the selling stockholders. The selling stockholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The selling stockholders also may offer and sell less than the number of shares indicated.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Before the Offering (With Limitations)		Shares of Common Stock Being Offered in the Offering		Number of Shares of Common Stock Beneficially Owned After the Offering(1)
Royal Bank of Canada(2)	732,110	(3)	2,310,000	(4)	—
BayStar Capital II, L.P.	732,110	(5)	1,540,000	(6)	—
TOTAL	1,464,220		3,850,000		—

(1)
Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock by the selling stockholders.

(2)
Royal Bank of Canada is the affiliate of RBC Dominion Securities Corporation and RBC Dain Rauscher, Inc., each a broker-dealer. This selling stockholder has represented to us that the shares of our equity securities held by it were purchased in the ordinary course of business, and that at the time of purchase of our shares held by it, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares held by it.

(3)
Represents shares issuable upon conversion of shares of Series A Convertible Preferred Stock issued in our October 16, 2003 private placement. As described more fully below, the Certificate of Designation for our Series A Convertible Preferred Stock prevents this selling stockholder from converting any shares of Series A Convertible Preferred Stock, and prevents us from issuing shares of our common stock in connection with the conversion of shares of Series A Convertible Preferred Stock, into shares of common stock exceeding an amount that would result in the selling stockholder and its affiliates together beneficially owning more than 4.99 percent of our then-outstanding common stock.

(4)
Includes 1,772,002 shares issuable upon conversion of shares of Series A Convertible Preferred Stock issued in our October 16, 2003 private placement and 537,998 shares issuable upon conversion of shares of Series A Convertible Preferred Stock that may be issued from time to time as dividends on the Series A Convertible Preferred Stock.

(5)
Represents shares issuable upon conversion of shares of Series A Convertible Preferred Stock issued in our October 16, 2003 private placement. As described more fully below, the Certificate of Designation for our Series A Convertible Preferred Stock prevents this selling stockholder from converting any shares of Series A Convertible Preferred Stock, and prevents us from issuing shares of our common stock in connection with the conversion of shares of Series A Convertible Preferred Stock, into shares of common stock exceeding an amount that would result in the selling stockholder and its affiliates together beneficially owning more than 4.99 percent of our then-outstanding common stock.

(6)
Includes 1,181,335 shares issuable upon conversion of shares of Series A Convertible Preferred Stock issued in our October 16, 2003 private placement and 358,665 shares issuable upon conversion of shares of Series A Convertible Preferred Stock that may be issued from time to time as dividends on the Series A Convertible Preferred Stock.

        The selling stockholders participated in our October 16, 2003 private placement in which they acquired an aggregate of 50,000 shares of our Series A Convertible Preferred Stock. As provided in the Certificate of Designation that designates our Series A Convertible Preferred Stock and its rights, preferences and limitations, the Series A Convertible Preferred Stock is convertible into shares of our common stock at the option of the selling stockholders at an initial conversion price of $16.93 per share. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to prevent dilution from stock splits, stock dividends or similar transactions, as specified in the Certificate of Designation. The Certificate of Designation prevents each selling stockholder from converting any shares of Series A Convertible Preferred Stock, and prevents us from issuing shares of our common stock in connection with the conversion of Series A Convertible Preferred Stock, exceeding an amount that would result in that selling stockholder and its affiliates together beneficially owning more than 4.99 percent of the outstanding shares of our common stock.

        The shares of common stock covered by this prospectus include:

            (i)  2,953,337 shares issuable upon conversion of the Series A Convertible Preferred Stock at the initial conversion price;

           (ii)  up to 896,663 additional shares that may otherwise become issuable upon conversion of additional shares of Series A Convertible Preferred Stock issued from time to time to the selling stockholders as dividends on the Series A Convertible Preferred Stock;

          (iii)  any additional shares of our common stock which become issuable upon conversion of the Series A Convertible Preferred Stock pursuant to the terms of the Certificate of Designation by reason of any stock dividend, stock split, recapitalization or other similar transaction; and

          (iv)  any additional shares of our common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

        The number of shares of common stock beneficially owned by the selling stockholders is determined under rules promulgated by the Securities and Exchange Commission under Section 13(d) of the Exchange Act of 1934, as amended. In particular, as noted above, the Certificate of Designation prevents each selling stockholder from converting any shares of Series A Convertible Preferred Stock, and prevents us from issuing shares of our common stock in connection with the conversion of shares of Series A Convertible Preferred Stock, exceeding an amount that would result in that selling stockholder and its affiliates together beneficially owning more than 4.99 percent of the outstanding shares of our common stock. Therefore, while shares of common stock that a selling stockholder is prevented from acquiring as a result of these provisions are included in the number of shares of common stock offered in the table above, they are not shown as beneficially owned by that selling stockholder. As a result of the foregoing, the number of shares of common stock that the selling stockholders may sell pursuant to this prospectus may exceed the number of shares of common stock that the selling stockholders would otherwise beneficially own as determined pursuant to Section 13(d) of the Exchange Act of 1934, as amended.

        We are not a party to any agreement, arrangement, or understanding regarding the sale of any of these shares, other than agreements requiring us to file and seek the effectiveness of the registration statement on Form S-3, of which this prospectus forms a part, for the purpose of registering such shares for resale from time to time by the selling stockholders, and to prepare and file any amendments and supplements to the registration statement relating to these shares as may be necessary to keep the registration statement effective until such time as all of the shares covered by this prospectus have been sold or until all of such shares may be sold pursuant to an exemption from registration. Except as indicated in this prospectus, we are not aware of any selling stockholder having any position, office or other material relationship with us or our affiliates within the past three years other than as a result of the selling stockholder's beneficial ownership of shares of our common stock.

PLAN OF DISTRIBUTION

        The selling stockholders and any of their pledgees, assignees, transferees, donees and successors-in-interest may, from time to time, sell any or all of their shares on any stock exchange, market or trading facility on which our common stock is traded or in private transactions. Each selling stockholder will act independently in making decisions with respect to the timing, manner and size of each sale of the shares covered in this prospectus. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers, which may include long sales and short sales effected after the effective date of the registration statement;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

  •
  "at the market" to or through market makers or into an existing market for the shares;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  in other ways not involving market makers or established trading markets, including direct sales to purchasers, sales effected through agents or other privately negotiated transactions;

  •
  settlement of short sales;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share;

  •
  through transactions in options, swaps or other derivative securities (whether exchange-listed or otherwise);

  •
  a combination of any the foregoing methods of sale; or

  •
  any other method permitted by applicable law.

        In the event that a sale is to be made pursuant to this registration statement by a pledgee or other transferee, we will provide appropriate information regarding such pledgee or transferee by a prospectus supplement or a post-effective amendment, if necessary, naming such pledgee or transferee as a selling stockholder.

        Any sale or distribution of common stock by the selling stockholders must be accompanied by, or follow the delivery of, this prospectus, unless the selling stockholders elect to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The selling stockholders may sell shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell directly to broker-dealers as principals, in routine transactions through broker-dealers that will be compensated in the form of discounts, concessions, or commissions, or in block transactions in which a broker-dealer may act as a principal or an agent. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares. We have not and do not intend to enter into any arrangement with any securities dealer concerning such discounts, concessions or commissions for the solicitation of offers to purchase the common stock or the sale of such stock.

        Under certain circumstances any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. Any commissions received by these broker-dealers and any profits realized on the resale of shares by them may be considered underwriting discounts and commissions under the Securities Act of 1933, as amended. In addition, we have agreed to indemnify the selling stockholders against liabilities, including certain liabilities under the Securities Act of 1933, as amended, arising out of the information provided by us and contained in the registration statement of which this prospectus forms a part.

        Under the rules and regulations of the Securities Exchange Act of 1934, as amended, any person engaged in the distribution or the resale of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. The selling stockholders will also be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and regulations under the Securities Exchange Act of 1934, as amended, which may limit the timing of purchases and sales of our shares of common stock by the selling stockholders.

        The selling stockholders will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by the selling stockholders. The shares offered hereby are being registered pursuant to contractual obligations to which we are subject, and we have paid the expenses of the preparation of this prospectus.

        We estimate that we will incur costs of approximately $40,000 in connection with this offering for legal, accounting, printing, and other costs related to the registration and sale of the shares of common stock. The selling stockholders will not bear any portion of the foregoing expenses, but will bear any fees incurred in connection with any sale of the common stock as described herein.

LEGALITY OF SECURITIES

        The validity under the Delaware General Corporation Law of the common stock to be sold by the selling stockholders has been passed on for us by Dorsey & Whitney LLP, Salt Lake City, Utah.

EXPERTS

        The consolidated financial statements and financial statement schedule of The SCO Group, Inc. (formerly Caldera International, Inc.) as of October 31, 2002 and for the year then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the October 31, 2002 consolidated financial statements refers to KPMG LLP's audit of the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which we adopted as of November 1, 2001, and of the adjustments that were applied to retroactively reflect a one-for-four reverse stock split of our common stock approved on March 4, 2002.

        To the extent that KPMG LLP audits and reports on financial statements of The SCO Group, Inc. issued at future dates, and consents to the use of its report thereon, such financial statements also will be incorporated by reference herein in reliance upon its report and said authority.

        The consolidated financial statements of The SCO Group, Inc. and subsidiaries as of October 31, 2001 and for the years ended October 31, 2001 and 2000 included in the registrant's Annual Report on Form 10-K for the year ended October 31, 2002 (the 2002 Annual Report) and incorporated by reference in this registration statement, have been audited by Arthur Andersen, LLP, independent public accountants. The Arthur Andersen LLP report on the October 31, 2001 and 2000 consolidated financial statements, dated November 30, 2001, included in the 2002 Annual Report is a copy of the previously issued Arthur Andersen LLP report, which has not been reissued since Arthur Andersen LLP has ceased operations.

        Because Arthur Andersen LLP has not consented to the inclusion by reference of their audit report in this registration statement, we believe that individuals will not be able to recover any losses or damages from Arthur Andersen LLP pursuant to the Securities Act of 1933, as amended, if the audit report or the October 31, 2001 and 2000 consolidated financial statements are deficient or otherwise violate the Securities Act of 1933, as amended.

AVAILABLE INFORMATION

        We have filed a registration statement on Form S-3 with the SEC to register the sale of the shares of common stock offered by the selling stockholders under the Securities Act of 1933, as amended. This prospectus, which is a part of the registration statement, does not contain all of the information that is in the registration statement. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. Some contracts, agreements, or other documents are filed as exhibits to the registration statement or to a document incorporated by reference in this prospectus. In those cases, investors should refer to such exhibits for more complete descriptions.

        We file annual, quarterly and special reports, proxy and information statements and other information with the SEC. The public may read and copy, at prescribed rates, any materials we file with the SEC, including the registration statement and its exhibits and any documents incorporated by reference into this prospectus, at the SEC's offices at: Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. For information on how to obtain such documents from the SEC, investors may telephone the SEC's Public Reference Room at 1-800-SEC-0330.

        The SEC Internet site at http://www.sec.gov contains materials that we file with the SEC in electronic version through the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. Our Internet site, http://www.sco.com, also contains information about our company. Information on our website is not incorporated by reference into this prospectus.

INFORMATION INCORPORATED BY REFERENCE

        We are allowed by the SEC to "incorporate by reference" information filed with the SEC, which means that we can disclose important information to people by referring them to other documents that we file with the SEC. The information incorporated by reference is considered to be part of this prospectus. We have filed the following documents with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and are incorporating them by reference into this prospectus:

  (1)
  Annual Report on Form 10-K for the year ended October 31, 2002, as amended on Forms 10-K/A filed February 3, 2003, and February 28, 2003;

  (2)
  Current report on Form 8-K filed March 7, 2003;

  (3)
  Current report on Form 8-K filed May 15, 2003;

  (4)
  Current report on Form 8-K filed May 15, 2003;

  (5)
  Current report on Form 8-K filed October 17, 2003;

  (6)
  Current report on Form 8-K filed November 5, 2003;

  (7)
  Quarterly report on Form 10-Q for the quarter ended January 31, 2003;

  (8)
  Quarterly report on Form 10-Q for the quarter ended April 30, 2003;

  (9)
  Quarterly report on Form 10-Q for the quarter ended July 31, 2003; and

  (10)
  The description of our common stock contained in the registration statement on Form 8-A/A, as amended, SEC File Number 000-29911, filed July 7, 2003.

        We also incorporate all documents we subsequently file with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering (except for information furnished under Items 9 or 12 of our current reports on Form 8-K). The information in these documents will update and supersede the information in this prospectus.

        We will provide at no cost to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. Investors should direct requests to Kathy Martens, The SCO Group, Inc., 355 South 520 West, Suite 100, Lindon, Utah 84042, telephone: (801) 765-4999.

        You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with any different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, offering to sell or soliciting an offer to buy securities in any jurisdiction where the offering, solicitation or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, and prospects may have changed since that date.

THE SCO GROUP, INC.

3,850,000

SHARES OF COMMON STOCK

PROSPECTUS

November     , 2003

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following are the estimated expenses in connection with the distribution of the securities being registered:

Securities and Exchange Commission registration fee	$4,579
Legal fees	$25,000
Accounting fees and expenses	$5,000
Printing and other expenses	$5,421

Total	$40,000

        All expenses, except the SEC fees, are estimates.

        The selling stockholders will not bear any portion of the foregoing expenses, but will pay fees in connection with the sale of the common stock in those transactions completed to or through securities brokers and/or dealers in the form of markups, markdowns, or commissions.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The registrant's Amended and Restated Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant that is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant maintains a policy of liability insurance for its officers and directors.

        Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

ITEM 16. EXHIBITS

        The following documents are included as exhibits to this registration statement, pursuant to Item 601 of regulation S-K.

Exhibit No.	SEC Reference No.	Title of Document
4.1	(4)	Form of certificate of common stock (incorporated by reference to Exhibit 4.1 to our registration statement on Form 8-A/A (File No. 000-29911).
4.2	(4)	Certificate of Designation for Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 in our current report on Form 8-K filed on October 17, 2003).
4.3	(4)	Securities Purchase Agreement dated as of October 16, 2003 between SCO and the persons listed therein as Purchasers (incorporated by reference to Exhibit 10.1 in our current report on Form 8-K filed on October 17, 2003).
4.4	(4)	Registration Rights Agreement dated as of October 16, 2003 between SCO and the persons listed therein as Purchasers (incorporated by reference to Exhibit 10.2 in our current report on Form 8-K filed on October 17, 2003).
5.1	(5)	Opinion of Dorsey & Whitney LLP.
23.1	(23)	Consent of KPMG LLP, Independent Auditors.
23.2	(23)	Consent of Dorsey & Whitney LLP (contained in Exhibit 5.1).
24.1	(24)	Power of Attorney (included in Signature Page).

ITEM 17. UNDERTAKINGS

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lindon, State of Utah, on the 17th day of November, 2003.

THE SCO GROUP, INC. (Registrant)
By:	/s/ DARL C. MCBRIDE Darl C. McBride, President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officers and directors of The SCO Group, Inc., a Delaware corporation, do hereby constitute and appoint Darl C. McBride and Robert K. Bench and each of them, their lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or any one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

        IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated. Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DARL C. MCBRIDE Darl C. McBride	President, Chief Executive Officer and Director (Principal Executive Officer)	November 17, 2003
/s/ ROBERT K. BENCH Robert K. Bench	Chief Financial Officer and Principal Accounting Officer (Principal Financial and Accounting Officer)	November 17, 2003
/s/ RALPH J. YARRO III Ralph J. Yarro III	Chairman of the Board of Directors	November 17, 2003
/s/ DARCY G. MOTT Darcy G. Mott	Director	November 17, 2003
/s/ EDWARD E. IACOBUCCI Edward E. Iacobucci	Director	November 17, 2003
/s/ STEVEN M. CAKEBREAD Steven M. Cakebread	Director	November 17, 2003
/s/ THOMAS P. RAIMONDI Thomas P. Raimondi	Director	November 17, 2003
/s/ R. DUFF THOMPSON R. Duff Thompson	Director	November 17, 2003
/s/ K. FRED SKOUSEN K. Fred Skousen	Director	November 17, 2003
/s/ DANIEL W. CAMPBELL Daniel W. Campbell	Director	November 17, 2003

EXHIBIT INDEX

Exhibit No.	Title of Document
4.1	Form of certificate of common stock (incorporated by reference to Exhibit 4.1 to our registration statement on Form 8-A/A (File No. 000-29911).
4.2	Certificate of Designation for Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 in our current report on Form 8-K filed on October 17, 2003).
4.3	Securities Purchase Agreement dated as of October 16, 2003 between SCO and the persons listed therein as Purchasers (incorporated by reference to Exhibit 10.1 in our current report on Form 8-K filed on October 17, 2003).
4.4	Registration Rights Agreement dated as of October 16, 2003 between SCO and the persons listed therein as Purchasers (incorporated by reference to Exhibit 10.2 in our current report on Form 8-K filed on October 17, 2003).
5.1	Opinion of Dorsey & Whitney LLP.
23.1	Consent of KPMG LLP, Independent Auditors.
23.2	Consent of Dorsey & Whitney LLP (contained in Exhibit 5.1).
24.1	Power of Attorney (included in Signature Page).